UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(CHECK ONE)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	September 12, 2010
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Network Communications, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
2305 Newpoint Parkway
Address of Principal Executive Office (Street and Number)
Lawrenceville, GA 30043
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or  subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported on Form 8-K filed with the Security and Exchange Commission on June 7, 2010, the Company and its parent, Gallarus Media Holdings, Inc. (“Holdings”), entered into a forbearance agreement (the “Agreement”) on June 1, 2010 pursuant to which the lenders under the Company’s revolving credit agreement (the “Senior Revolving Loan Agreement”) and under the Company’s senior term loan agreement (the “Senior Term Loan Agreement”) agreed to, among other things, forbear from exercising certain of the lenders’ rights and remedies in respect of or arising out of certain specified defaults that had occurred on June 1, 2010 as a result of the Company not making the interest payment of $9.4 million on its 10¾% Senior Notes due 2013. The Agreement was to expire on June 20, 2010.  Effective on June 18, 2010, July 9, 2010, July 30, 2010, August 31, 2010 and September 30, 2010, respectively, Holdings entered into five amendments of the Agreement, pursuant to which the lenders under the Senior Revolving Loan Agreement and the Senior Term Loan Agreement agreed to extend the expiration date of the Agreement to July 12, 2010, July 30, 2010, August 31, 2010, September 30, 2010 and October 29, 2010, respectively. There can be no assurance that the Company can restructure its debts or obtain a new amendment on its forbearance agreement after October 29, 2010.  A new amendment may limit our ability to fund our operations.  If a new amendment is not reached, the senior lenders could require the Company to immediately repay all amounts outstanding under the senior credit facility.  In addition, there would be defaults under the Company’s senior secured notes and senior subordinated notes.  This would have a material adverse effect on the business, financial condition, liquidity and operations of the Company and raise substantial doubt about our ability to continue as a going concern.

Management of the Company has expended considerable time and effort engaging in discussions with its lenders to evaluate various strategic and restructuring alternatives which have impacted the Company’s ability to complete its financial statements and required disclosures on a timely basis. In addition, the Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended March 28, 2010 and its Quarterly Report on Form 10-Q for the three periods ended June 20, 2010. As a result, the Company is not able to file its Quarterly Report on Form 10-Q for the six periods ended September 12, 2010 within the prescribed time period without unreasonable effort and expense. The Company expects that it will not be able to complete its filing by the fifth calendar day from the due date of its Quarterly Report for the six periods ended September 12, 2010, as it had not yet filed its Annual Report on Form 10-K for the fiscal year ended March 28, 2010 and its Quarterly Report on Form 10-Q for the three periods ended June 20, 2010. The Company’s inability to file its Annual Report on Form 10-K for the fiscal year ended March 28, 2010 and its Quarterly Reports on Form 10-Q for the quarterly periods ended June 20, 2010 and September 12, 2010 were considered by the Company’s management during the evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting.  As a result, the Company’s management concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting were ineffective at March 28, 2010, June 20, 2010 and September 12, 2010.

As a result of our annual assessment for impairment of goodwill, indefinite-lived intangible assets and long-lived assets, the Company determined, on July 30, 2010, that it had an impairment loss and recorded a charge of $145.5 million in the fourth quarter of the fiscal year ended March 28, 2010. The impairment loss is comprised of $105.1 million for impairment of goodwill, $0.7 million for impairment of indefinite-lived intangible assets, $38.8 million for impairment on definite-lived intangible assets, and $0.9 million for impairment of property, equipment and computer software.  The impairment is related to the decline in the Company’s expectations and estimates for future growth in its revenue and operating income.

Forward-Looking Statements
The information provided in this Notification of Late Filing and the attached explanation includes forward-looking statements, including statements regarding our estimated timing for the filing of our Quarterly Report on Form 10-Q for the three periods ended June 20, 2010 and for the six periods ended September 12, 2010 and our Annual Report of Form 10-K for the fiscal year ended March 28, 2010.

PART IV-- OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Gerard P. Parker	(770)	962-7220
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Form 10-K for the fiscal year ended March 28, 2010; Form 10Q for the three periods ended June 20, 2010 ☐ YES ☒NO

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The restructuring charges that the Company incurred during the first quarterly period ended September 12, 2010 may result in a significant change in the results of operations from the same period for the prior fiscal year.  The Company is not able to quantify the amount as it has not finalized its financial statements for the quarterly period ended June 20, 2010.

Network Communications, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

October 28, 2010	/s/ Gerard P. Parker
Gerard P. Parker
Senior Vice President and
Chief Financial and Accounting Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).